SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

Good Times Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

382140879
(CUSIP Number)

REIT Redux LP

REST Redux LLC
8140 Walnut Hill Ln, Suite 400

Dallas, TX 75231
(214) 420-5912
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS REIT Redux LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 440,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 12,282,625 shares of Common Stock of the Issuer outstanding as of August 15, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 15, 2016.

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1	NAME OF REPORTING PERSONS REIT Redux GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 440,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%*
14	TYPE OF REPORTING PERSON OO

*This calculation is based on 12,282,625 shares of Common Stock of the Issuer outstanding as of August 15, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 15, 2016.

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1	NAME OF REPORTING PERSONS Robert J. Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 542,331
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 542,331
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 12,282,625 shares of Common Stock of the Issuer outstanding as of August 15, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 15, 2016. Also includes 6,134 option shares and 441 shares of restricted stock that are vested or will vest within 60 days of the reporting date.

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1	NAME OF REPORTING PERSONS Leanlien LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

*This calculation is based on 12,282,625 shares of Common Stock of the Issuer outstanding as of August 15, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 15, 2016.

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1	NAME OF REPORTING PERSONS REST Redux LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSONS David Martin West Asset Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

*This calculation is based on 12,282,625 shares of Common Stock of the Issuer outstanding as of August 15, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 15, 2016.

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1	NAME OF REPORTING PERSONS David West
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON* IN

*This calculation is based on 12,282,625 shares of Common Stock of the Issuer outstanding as of August 15, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 15, 2016.

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1	NAME OF REPORTING PERSONS The Kropp 2010 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

*This calculation is based on 12,282,625 shares of Common Stock of the Issuer outstanding as of August 15, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 15, 2016.

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1	NAME OF REPORTING PERSONS James H. Kropp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 12,282,625 shares of Common Stock of the Issuer outstanding as of August 15, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 15, 2016.

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The following constitutes Amendment No. 3 (“Amendment No.3”) to the Schedule 13D (the “Schedule 13D”) filed by the undersigned relating to the shares of common stock, par value $.001 per share (the “Common Stock”), of Good Times Restaurants Inc. (the “Issuer”), a Nevada corporation. The principal executive office of the Issuer is located at 601 Corporate Circle, Golden, Colorado 80401. This Amendment No. 3 amends the Schedule 13D (initially filed May 12, 2014) as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended in its entirety as follows:

(a)	This Amendment No. 3 is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Rest Redux, LLC (“Redux”), REIT Redux, LP (“ReRe”), REIT Redux GP, LLC (REIT Redux, LP’s general partner), Robert Stetson (President of REIT Redux GP, LLC), Leanlien LLC (“Leanlien”), the David Martin West Asset Trust, David West (trustee of the David Martin West Asset Trust) The Kropp 2010 Family Trust and James H. Kropp (trustee of The Kropp 2010 Family Trust).

REIT Redux GP, LLC, and Robert Stetson may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by ReRe. Mr. Stetson may be deemed to the beneficial owner of all shares of Common Stock held by Leanlien LLC. David West may be deemed to be the beneficial owner of all shares of Common Stock held by the David Martin West Asset Trust (the “West Trust”). James H. Kropp may be deemed to be the beneficial owner of all shares of Common Stock held by The Kropp 2010 Family Trust (the “Kropp Trust”). In connection with the Distributions (as described in Item 6(c)), Lonnie Whatley III and B.T. Interest have ceased to be Reporting Persons. Leanlien has been added as a Reporting Person.

The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b)	The address of the principal business and the principal office of each of the Reporting Persons is as follows:

1.	Redux, ReRe, REIT Redux GP, LLC, the Kropp Trust, and James H. Kropp:

8140 Walnut Hill Ln.

Suite 400

Dallas, Texas 75231

2.	Robert Stetson and Leanlien:

6125 Luther Ln. #380

Dallas, Texas 75225

3.	West Trust and David West

16475 Dallas Parkway

Suite 155

Addison, Texas 75001

(c)	Redux, ReRe, REIT Redux GP, LLC, Robert Stetson, Leanlien, the Kropp Trust and James H. Kropp are principally engaged in the business of acquiring, holding, managing, voting and disposing of various public and private investments. The West Trust and David West are principally engaged in real estate and investments. Mr. Stetson also serves as Chief Executive Officer of USRP and as Chief Executive Officer of Sholand LLC. Mr. Kropp is the Chief Financial Officer of Microproperties LLC.

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(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Robert Stetson, David West and James H. Kropp are all citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety as follows:

ReRe received an aggregate of 440,000 shares of Common Stock in the Distributions from Redux (as described in Item 6(d)). These shares represent a portion of an aggregate of 800,000 shares Common Stock initially purchased by Redux in a privately negotiated transactions using working capital of Redux. The total amount of funds used for the purchases by Redux was $2,755,000.00. REIT Redux GP, LLC does not own shares of Common Stock directly but may be deemed to beneficially own the shares held directly by ReRe. By virtue of the Distributions, Redux no longer owns any shares of Common Stock.

All shares of Common Stock held directly by Robert Stetson (78,756 as of the reporting date) were acquired through either the purchase of Common Stock from the Issuer in a 2013 capital raise by the Issuer, through the exercise of warrants acquired as warrant coverage in connection therewith or in the open market. The total amount of funds used by Mr. Stetson was approximately $218,400. All shares of Common Stock held directly by Leanlien LLC were acquired in the open market and the total of funds used by Leanlien LLC was approximately $49,800. The West Trust and the Kropp Trust acquired shares of Common Stock through either the purchase of Common Stock from the Issuer in a 2013 capital raise by the Issuer or through the exercise of warrants acquired as warrant coverage in connection therewith using aggregate funds of $13,600 (West Trust) and $22,000 (Kropp Trust). All shares of the foregoing shares of Common Stock were paid for using the working capital or personal or family investment capital of such Reporting Persons. Robert Stetson may also be deemed to beneficially own the shares of Common Stock held directly by ReRe and Leanlien. Neither David West nor James H. Kropp (who may be deemed to beneficially own the shares held by the West Trust and the Kropp Trust, respectively) holds shares of Common Stock directly.

Mr. Stetson also holds stock options and restricted shares granted to him as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

(a)	The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based on 12,282,625 shares of Common Stock of the Issuer outstanding as of August 15, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 15, 2016.

As of the filing date of this Amendment No. 3, ReRe beneficially owned 440,000 shares of Common Stock, representing 3.6% of the issued and outstanding Common Stock of the Issuer. Each of REIT Redux GP, LLC and Robert Stetson may also be deemed to beneficially own the shares owned directly by ReRe. As of the filing date of this Amendment No. 3, by virtue of the Distributions, Redux no longer beneficially owns any shares of Common Stock of the Issuer.

As of the filing date of this Amendment No.3, Mr. Stetson also beneficially owned 78,756 shares of Common Stock held directly, as well as shares issuable upon the exercise or settlement of 6,134 option shares and 441shares of restricted stock that are in each case vested or will vest within 60 days of the reporting date. In total (inclusive of shares held directly by Leanlien), Mr. Stetson may be deemed to beneficially own 542,331 shares of Common Stock, or 4.4% of the issued and outstanding Common Stock of the Issuer.

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As of the filing date of this Amendment No. 3, Leanlien beneficially owned 17,000 shares of Common Stock, or less than 1% of the issued and outstanding Common Stock of the Issuer. Mr. Stetson may also be deemed to beneficially own the shares of Common Stock owned directly by Leanlien.

As of the filing date of this Amendment No. 3, the West Trust beneficially owned 5,000 shares of Common Stock, or less than 1% of the issued and outstanding Common Stock of the Issuer. David West may also be deemed to beneficially own the shares of Common Stock owned directly by the West Trust.

As of the filing date of this Amendment No. 3, the Kropp Trust beneficially owned 8,000 shares of Common Stock, or together less than 1% of the issued and outstanding Common Stock of the Issuer. James H. Kropp may also be deemed to beneficially own the shares of Common Stock owned directly by the Kropp Trust.

(b)	By virtue of his position as President of REIT Redux GP, LLC and as Manager of Leanlien, Robert Stetson may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Common Stock beneficially owned by ReRe and Leanlien, as reported in Item 5(a), as well as the shares of Common Stock held directly by Mr. Stetson. By virtue of their respective roles with the Reporting Persons, David West and James H. Kropp may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Common Stock beneficially owned by the West Trust and the Kropp Trust, respectively, as reported in Item 5(a).

(c)	As of October 14, 2016, Redux effected a pro rata distribution of all 800,000 shares of Common Stock held by Redux to its members (the “Distributions”). Accordingly ReRe, which held 55% of the membership interests in Redux, received 440,000 shares of Common Stock. Except for the foregoing, no other transactions were effected by the Reporting Persons in the Common Stock during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Amendment No. 3.

(e)	As of October 14, 2016, the Reporting Persons ceased to be the beneficial owners of five percent of the issued and outstanding Common Stock.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement dated November 18, 2016 by and among Rest Redux, LLC, REIT Redux, LP, REIT Redux GP, LLC, Robert Stetson, Leanlien LLC, the David Martin West Asset Trust, David West, The Kropp 2010 Family Trust and James H. Kropp

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	November 18, 2016

REST Redux, LLC		REIT Redux, LP

By: REIT Redux GP, LLC, Member		By: REIT Redux GP, LLC, its general partner

By:	/s/ Robert Stetson	By:	/s/ Robert Stetson
	Robert Stetson		Robert Stetson
President

REIT Redux GP, LLC		Robert Stetson

By:	/s/ Robert Stetson	By:	/s/ Robert Stetson
	Robert Stetson		Robert Stetson
President

David Martin West Asset Trust		David West

By:	/s/ David West	By:	/s/ David West
	David West		David West
Trustee

The Kropp 2010 Family Trust		James H. Kropp

By:	/s/ James H. Kropp	By:	/s/ James H. Kropp
	James H. Kropp		James H. Kropp
Trustee

Leanlien LLC.

By:	/s/ Robert Stetson
Robert Stetson
Manager

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